Laboratory Corporation of America-Registered Trademark- Holdings
358 South Main Street
Burlington, NC   27215
Telephone:  336-584-5171

FOR IMMEDIATE RELEASE
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Contact:  336-584-5171                   Shareholder Direct:  800-LAB-0401
          Pamela Sherry, Ext. 4855                            www.labcorp.com

     LabCorp-Registered Trademark- Captures Virginia's Public Health Care
                        Contract Laboratory Testing

     Burlington, NC, December 16, 1999 - Laboratory Corporation of America-Registered Trademark-Holdings (LabCorp-Registered Trademark-) (NYSE: LH) announced today that it has been awarded a contract by the Commonwealth of Virginia Department of Mental Health, Mental Retardation and Substance Abuse Services to perform clinical laboratory testing services. Terms of the multi-year contract were not disclosed.
     "With a significant presence in the Virginia area, LabCorp is unique in its ability to respond to the state's growing need for clinical laboratory testing services," said Richard L. Novak, executive vice president and chief operating officer at LabCorp. "Testing services are available to public entities throughout Virginia who serve the behavioral and medical health care needs of consumers who are eligible for publicly funded services. " This cooperative procurement, by taking advantage of volume economies, has enabled Virginia public entities with low service volume to receive favorable pricing for laboratory services.
     Laboratory Corporation of America-Registered Trademark- Holdings (LabCorp-Registered Trademark-) is a national clinical laboratory with annual revenues of $1.6 billion in 1998. With 18,000 employees and over 100,000 clients nationwide, the company offers more than 2,000 clinical tests, ranging from simple blood analyses to more sophisticated technologies. Included in LabCorp's network of 25 major laboratories are three Centers of Excellence. The Center for Molecular Biology and Pathology, in Research Triangle Park (RTP), North Carolina, develops applications for polymerase chain reaction (PCR) technology. Its Center for Occupational Testing in RTP is the world's largest substance abuse testing facility, and the Center for Esoteric Testing in Burlington, North Carolina, performs the largest volume of rare analyses in the network. LabCorp's clients include physicians, state and federal governments, managed care organizations, hospitals, clinics, pharmaceutical and Fortune 1000 companies, and other clinical laboratories.

The Company noted that each of the above forward-looking statements was subject to change based on various important factors, including without limitation, competitive actions in the marketplace and adverse actions of governmental and other third-party payors. Further information on potential factors that could affect the Company's financial results is included in the Company's Form 10-K for the year ended December 31, 1998 and subsequent SEC filings.

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